FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding key takeaways from the management presentation made by Dr. Peng Fang, Ms. Anthea Chung and Mr. Ming Yang of JA Solar Holding Co., Ltd. (the “Registrant”) in Valencia, Spain, made by the Registrant in English on September 7, 2010.

JA Solar Announces Key Takeaways from Valencia Analyst Day

Valencia, Spain, Sept. 7, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, hosted an Analyst Day event during the 25th PVSEC Expo on Sept.7, 2010 in Valencia, Spain.

Dr. Peng Fang, CEO, Ms. Anthea Chung, CFO, and Mr. Ming Yang, VP of Business Development and Corporate Communications spoke at the event, and outlined JA Solar’s recent accomplishments and future plans.

Some key takeaways from the management presentations included:

Dr. Peng Fang, CEO:
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Business momentum remains strong, with improving visibility to 2011 based on customer orders. The company continues to see strong orders from new and existing customers, with customers’ requirements exceeding current productive capacity.

-	JA Solar’s second quarter 2010 shipment of 311 MW was the highest in the company’s history, due to market share increases from new and existing customers.
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JA Solar announced year-end 2010 capacity of 1.8 GW with actual productive capacity of 1.4 GW at the end of Q2 2010.  JA Solar believes it is currently the largest pure-play solar cell company in the world.

-	The company successfully launched its next-generation SECIUM solar cells, at 18.9 percent efficiency.
-	The company raised its 2010 shipment guidance to 1.35 GW based on robust customer orders.

Ms. Anthea Chung, CFO:
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Second quarter 2010 revenue of $351.2 million was a 25 percent increase over Q1 2010 revenue.  Customers outside of China increased to 46 percent of revenue, compared with 36 percent in the first quarter.

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JA Solar’s balance sheet remains healthy with a cash balance of $324.6 million and working capital of $535.9 million, giving the company the ability to further expand its production capacity as needed.

Mr. Ming Yang, VP of Business Development and Corporate Communications:
-	The company will continue to invest in sales and marketing to support a global sales network.
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JA has strengthened its relationships with key customers and expanded partnerships with strategic new customers, growing its customer base worldwide, including Germany, Italy, U.S., Spain, India, Korea, China and Japan.

-	The company has created several strategic partnerships with industry leaders such as BP Solar, MEMC and SolarFabrik, signifying future growth opportunities.

Currency Convenience Translation

The oversimplified translation of RMB into U.S. dollars, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB 6.7815 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010, or at any other date.  Please refer to the earnings release published on August 10, 2010 for detailed financial tables for the conversion from RMB to US dollar.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications
alexis@stapleton.com/deb@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: September 9, 2010